Exhibit 12.1

TreeHouse Foods, Inc.

Computation of Ratio of Earnings to Fixed Charges

(Dollars in thousands)

	Nine Months Ended	Year Ended
	September 30, 2014	December 31, 2013
Earnings:
Income before income taxes	$84,578	$124,910
Add (deduct):
Fixed charges	44,879	66,913
Capitalized interest, net of amortization	(86)	389
Other	—	231

Earnings available for fixed charges (a)	$129,371	$192,443

Fixed charges:
Interest expense	$29,976	$49,304
Capitalized interest and tax interest	100	57
One third of rental expense (1)	14,803	17,552

Total fixed charges (b)	$44,879	$66,913

Ratio of earnings to fixed charges (a/b)	2.88	2.88

(1)	Considered to be representative of interest factor in rental expense.